Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

September 7, 2012

Exchange Traded Notes

ETN Monthly Performance Report - August 2012

The August 2012 ETN Monthly Performance report is now available for download.

Download the 1-pager report for complete details.

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

Credit Suisse ETN Products

  MLP Index Exchange Traded Notes - MLPN
  Merger Arbitrage Index Exchange Traded Notes - CSMA
  Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
  Long/Short Equity Index Exchange Traded Notes - CSLS
  Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

  We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have listed the ETNs on NYSE Arca. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
  Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
  The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the relevant Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
  We have the right to repurchase the ETNs in whole but not in part during the term of the ETNs. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
  Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
  An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

August 2012 Performance

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